August 6, 2019
Via Facsimile
Lorival Luz
Chief Financial Officer
BRF S.A.
Av. Das Nac es Unidas, 8501-1st Floor
Pinheiros
S o Paulo-SP, Brazil

       Re:      BRF S.A.
                Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 29, 2019
                File No. 1-15148

Dear Mr. Luz:

         We refer you to our comment letter dated June 28, 2019 regarding business contacts with
Sudan, Syria and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                           Sincerely,

                                                           /s/ Cecilia Blye

                                                           Cecilia Blye, Chief
                                                           Office of Global
Security Risk

cc:    Anne Parker
       Assistant Director